As filed with the Securities and Exchange Commission on September 16, 2011

Registration no. 333-137861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1
______________________

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

______________________

VAUGHAN FOODS, INC.
(Exact name of Registrant as specified in its charter)
______________________

OKLAHOMA	2090	73-1342046
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

216 N.E. 12th Street
Moore, Oklahoma 73160
(405) 794-2530
(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)

Gene P. Jones
Chief Financial Officer
216 N.E. 12th Street
Moore, Oklahoma 73160
(405) 794-2530
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen A. Zelnick, Esq.
Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, New York 10022
(212) 838-8040
(212) 838-9190 (Facsimile)

Approximate date of commencement of proposed sale to the public: Not applicable.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐  Accelerated filer ☐Non-accelerated filer ☐ Smaller reporting company   ☑

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE: DEREGISTRATION OF UNSOLD SECURITIES

On September 16, 2011, Vaughan Foods, Inc. (the “Company”) completed the previously announced transaction with Reser’s fine Foods, Inc. (“Reser’s”), whereby the Company became a wholly-owned subsidiary of Reser’s as a result of a merger with a wholly-owned subsidiary of Reser’s in which the Company was the surviving entity. As a consequence, the Company has terminated all offerings of its securities under its existing registration statements, including the registration statement on Form S-1 (SEC File No. 333-137861) filed with the Securities and Exchange Commission on October 6, 2006, as amended and declared effective on June 27, 2007 (the “Registration Statement”).

Pursuant to the undertaking of the Company as required by Item 512(a)(3) of Regulation S-K, the Company is filing this Post-Effective Amendment No. 1 to the Registration Statement to deregister all remaining unsold securities under the Registration Statement that would otherwise have remained available for sale under the Registration Statement as of the date hereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No.1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moore, State of Oklahoma on September 16, 2011.

VAUGHAN FOODS, INC.

By:	/s/ GENE P. JONES

Gene P. Jones
Chief Financial Officer

          KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Gene P. Jones and Stephen A. Zelnick, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places, steads, in any and all capacities, to sign this Registration Statement to be filed with the Securities and Exchange Commission and any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities indicated on the day of September 16, 2011.

Signature	Title
/s/ HERBERT B. GRIMES*	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Herbert B. Grimes

/s/ MARK E. VAUGHAN*	Chief Operating Officer and Director
Mark E. Vaughan

s/ GENE P. JONES	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
Gene P. Jones

/s/ ROBERT S. DILLON*	Independent Director
Robert S. Dillon

/s/ RICHARD A. KASSAR*	Independent Director
Richard A. Kassar

/s/ LAURA J. PENSIERO*	Independent Director
Laura J. Pensiero

* By Gene P. Jones, Attorney-in-Fact